
PZENA INVESTMENT MANAGEMENT, INC.

**PZENA INVESTMENT MANAGEMENT, INC. REPORTS RESULTS
FOR THE THIRD QUARTER OF 2012**

- **Revenue was $18.9 million, operating income was $9.4 million.**

- **Diluted earnings per share was $0.09 on a GAAP basis and $0.08 on a non-GAAP basis.**

- **Selected to manage 28% of Vanguard Windsor Fund.**

- **Declared quarterly dividend of $0.03 per share.**

NEW YORK, NEW YORK, October 23, 2012 – Pzena Investment Management, Inc. (NYSE: PZN) reported the following U.S. GAAP (U.S. Generally Accepted Accounting Principles) and non-GAAP basic and diluted net income and earnings per share for the three and nine months ended September 30, 2012 and 2011 (in thousands, except per-share amounts):

	GAAP Basis For the Three Months Ended September 30,		Non-GAAP Basis For the Three Months Ended September 30,	
	2012	2011	2012	2011
	(unaudited)			
Basic Net Income	$ 1,263	$ 497	$ 872	$ 829
Basic Earnings Per Share	$ 0.12	$ 0.05	$ 0.08	$ 0.08
Diluted Net Income	$ 5,562	$ 497	$ 5,171	$ 5,292
Diluted Earnings Per Share	$ 0.09	$ 0.05	$ 0.08	$ 0.08

	GAAP Basis For the Nine Months Ended September 30,		Non-GAAP Basis For the Nine Months Ended September 30,	
	2012	2011	2012	2011
	(unaudited)			
Basic Net Income	$ 2,884	$ 3,013	$ 2,528	$ 2,757
Basic Earnings Per Share	$ 0.27	$ 0.31	$ 0.24	$ 0.28
Diluted Net Income	$ 15,594	$ 18,350	$ 15,238	$ 18,094
Diluted Earnings Per Share	$ 0.24	$ 0.28	$ 0.23	$ 0.28

The results for the three and nine months ended September 30, 2012 and 2011 include the recurring adjustments related to the Company's tax receivable agreement and the associated liability to its selling and converting shareholders. Management believes that these accounting adjustments add a measure of non-operational complexity which obscures the underlying performance of the business. In evaluating the financial condition and results of operations, management also reviews non-GAAP measures of earnings, which exclude these items. Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted earnings per share were $5.2 million and $0.08, respectively, for the three months ended September 30, 2012, and $5.3 million and $0.08, respectively, for the three months ended September 30, 2011. Non-GAAP diluted net income and non-

GAAP diluted earnings per share were $15.2 million and $0.23, respectively, for the nine months ended September 30, 2012 and $18.1 million and $0.28, respectively, for the nine months ended September 30, 2011. GAAP and non-GAAP net income for diluted earnings per share generally assume all operating company membership units are converted into Company stock at the beginning of the reporting period, and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company's effective tax rate, exclusive of the adjustments noted above and other one-time adjustments. When this conversion results in an increase in earnings per share or a decrease in loss per share, diluted net income and diluted earnings per share are assumed to be equal to basic net income and basic earnings per share for the reporting period.

Management uses the non-GAAP measures to assess the strength of the underlying operations of the business. It believes the non-GAAP measures provide information to better analyze the Company's operations between periods and over time. Investors should consider the non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Assets Under Management (unaudited)

($ billions)

		Three Months Ended					Twelve Months Ended	
		September 30, 2012		June 30, 2012		September 30, 2011		September 30, 2012
Institutional Accounts								
Assets								
Beginning of Period	$	10.9	$	12.2	$	12.9	$	10.0
Inflows		*0.3*		*0.3*		*0.3*		*1.3*
Outflows		*(0.7)*		*(0.7)*		*(0.4)*		*(2.7)*
Net Flows		(0.4)		(0.4)		(0.1)		(1.4)
Market Appreciation/(Depreciation)		0.7		(0.9)		(2.8)		2.6
End of Period	$	11.2	$	10.9	$	10.0	$	11.2
Retail Accounts								
Assets								
Beginning of Period Assets	$	2.2	$	2.5	$	3.0	$	2.2
Inflows		*3.3*		*0.1*		*0.2*		*3.8*
Outflows		*(0.3)*		*(0.2)*		*(0.4)*		*(1.2)*
Net Flows		3.0		(0.1)		(0.2)		2.6
Market Appreciation/(Depreciation)		0.4		(0.2)		(0.6)		0.8
End of Period	$	5.6	$	2.2	$	2.2	$	5.6
Total								
Assets								
Beginning of Period	$	13.1	$	14.7	$	15.9	$	12.2
Inflows		3.6		0.4		0.5		5.1
Outflows		(1.0)		(0.9)		(0.8)		(3.9)
Net Flows		2.6		(0.5)		(0.3)		1.2
Market Appreciation/(Depreciation)		1.1		(1.1)		(3.4)		3.4
End of Period	$	16.8	$	13.1	$	12.2	$	16.8

Financial Discussion

Revenue (unaudited)

($ thousands)

	Three Months Ended		
	September 30, 2012	June 30, 2012	September 30, 2011
Institutional Accounts	$ 15,741	$ 16,019	$ 17,363
Retail Accounts	3,120	2,320	2,587
Total	$ 18,861	$ 18,339	$ 19,950

	Nine Months Ended	
	September 30, 2012	September 30, 2011
Institutional Accounts	$ 49,110	$ 55,406
Retail Accounts	7,858	8,703
Total	$ 56,968	$ 64,109

Revenue was $18.9 million for the third quarter of 2012, a decrease of 5.5% from $20.0 million for the third quarter of 2011, and an increase of 2.8% from $18.3 million for the second quarter of 2012. For the nine months ended September 30, 2012, revenues were $57.0 million, a decrease of 11.1%, from $64.1 million, for the nine months ended September 30, 2011.

Average assets under management for the third quarter of 2012 was $14.8 billion, an increase of 3.5% from $14.3 billion for the third quarter of 2011, and an increase of 8.0% from $13.7 billion for the second quarter of 2012. The increase from the third quarter of 2011 and from the second quarter of 2012 was primarily due to large inflows associated with the Company's mandate to manage 28% of the Vanguard Windsor Fund as of the beginning of August 2012.

The weighted average fee rate was 0.508% for the third quarter of 2012, decreasing from 0.560% for the third quarter of 2011, and decreasing from 0.537% for the second quarter of 2012. The decrease from the third quarter of 2011 was primarily due to performance fees recognized during the third quarter of 2011 combined with the partial period impact of a higher mix of assets, from the Vanguard mandate, in the Company's retail Large Cap Diversified Value strategy during the third quarter of 2012, which carries a lower fee. This higher mix of assets in the Company's retail Large Cap Diversified Value strategy also impacted the variance from the second quarter of 2012.

The weighted average fee rate for institutional accounts was 0.575% for the third quarter of 2012, decreasing from 0.597% for the third quarter of 2011, and increasing from 0.566% for the second quarter of 2012. The net decrease from the third quarter of 2011 was primarily due to performance fees recognized in the third quarter of 2011, partially offset by a higher mix of assets in the Company's Global strategy, which generally carries higher fee rates. The increase from the second quarter of 2012 was primarily due to the decrease in average institutional assets. The Company's tiered fee schedules typically charge higher rates as account size decreases.

The weighted average fee rate for retail accounts was 0.321% for the third quarter of 2012, decreasing from 0.395% for the third quarter of 2011, and decreasing from 0.394% for the second quarter of 2012. The decrease from the third quarter of 2011 and from the second quarter of 2012 was primarily due to the partial period impact of the higher mix of assets, from the Vanguard mandate, in the Company's retail Large Cap Diversified Value strategy during the third quarter of 2012.

Total operating expenses were $9.5 million in the third quarter of 2012, decreasing from $9.7 million in the third quarter of 2011 and from $9.9 million for the second quarter of 2012. The decrease from the second quarter of 2012 was primarily driven by lower compensation costs. The decrease in quarterly operating expenses year-over-year was primarily driven by a reduction in real estate expenses associated with the sublease of excess office space during the fourth quarter of 2011.

As of September 30, 2012, employee headcount was 68, up from 66 at September 30, 2011 and up from 67 at June 30, 2012.

The operating margin was 49.9% on a GAAP basis for the third quarter of 2012, compared to 51.4% for the third quarter of 2011, and 45.9% for the second quarter of 2012.

Other income/(expense) were expenses of $1.2 million for each of the third quarters of 2012 and 2011, and income of $0.1 million for the second quarter of 2012. Other income/(expense) includes the net realized and unrealized gain/(loss) recognized by the Company on its direct investments, as well as those recognized by the Company's external investors on their investments in investment partnerships that the Company is required to consolidate. A portion of realized and unrealized gain/(loss) associated with the investments of the Company's outside interests are offset in net income attributable to non-controlling interests. Third quarter 2012 other income/(expense) also included an expense of $1.7 million associated with an increase in the Company's liability to its selling and converting shareholders resulting from changes in the realizability of its related deferred tax asset. Such adjustments generated an expense of $0.1 million in the third quarter of 2011 and income of $0.3 million in the second quarter of 2012. Details of other income/(expense), as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Other Income/(Expense) (unaudited)

($ thousands)

| | Three Months Ended | | |
	September 30, 2012	June 30, 2012	September 30, 2011
Net Interest and Dividend Income	$ 94	$ 75	$ 101
Net Realized and Unrealized Gain/(Loss) from Investments	395	(189)	(1,150)
Change in Liability to Selling and Converting Shareholders[1]	(1,684)	315	(50)
Other (Expense)	(44)	(72)	(61)
GAAP Other Income/(Expense)	(1,239)	129	(1,160)
Change in Liability to Selling and Converting Shareholders[1]	1,684	(315)	50
Outside Interests of Investment Partnerships[2]	(210)	116	714
Non-GAAP Other Income/(Expense), Net of Outside Interests	$ 235	$ (70)	$ (396)

| | Nine Months Ended | |
	September 30, 2012	September 30, 2011
Net Interest and Dividend Income	$ 221	$ 244
Net Realized and Unrealized Gain/(Loss) from Investments	1,061	(709)
Change in Liability to Selling and Converting Shareholders[1]	(2,342)	(2,307)
Other (Expense)	(11)	(232)
GAAP Other (Expense)	(1,071)	(3,004)
Change in Liability to Selling and Converting Shareholders[1]	2,342	2,307
Outside Interests of Investment Partnerships[2]	(563)	663
Non-GAAP Other Income/(Expense), Net of Outside Interests	$ 708	$ (34)

(1) Reflects the change in the liability to the Company's selling and convering shareholders associated with the deferred tax asset generated by the Company's
    initial public offering and subsequent unit conversions.
(2) Represents the non-controlling interest allocation of the loss/(income) of the Company's consolidated investment partnerships to its external investors.

The Company recognized a $0.8 million income tax benefit for the third quarter of 2012, and a $1.5 million income tax expense for both the third quarter of 2011 and the second quarter of 2012. Third quarter 2012 income taxes included $2.1 million in income associated with a decrease to the valuation allowance recorded against the Company's deferred tax asset related to the basis step ups associated with operating company unit exchanges. Such adjustments generated income tax expenses of $0.3 million in the third quarter of 2011 and $0.4 million in the second quarter of 2012. Details of the income tax expense/(benefit), as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Income Tax (Benefit)/Expense (unaudited)

($ thousands)

| | Three Months Ended | | |
	September 30, 2012	June 30, 2012	September 30, 2011
Corporate Income Tax Expense	$ 654	$ 537	$ 622
Unincorporated Business Tax Expense	594	551	596
Non-GAAP Income Tax Expense	1,248	1,088	1,218
Change in Valuation Allowance[1]	(2,075)	446	282
GAAP Income Tax (Benefit)/Expense	$ (827)	$ 1,534	$ 1,500

| | Nine Months Ended | |
	September 30, 2012	September 30, 2011
Corporate Income Tax Expense	$ 1,873	$ 2,068
Unincorporated Business Tax Expense	1,778	2,062
Non-GAAP Income Tax Expense	3,651	4,130
Change in Valuation Allowance[1]	(2,698)	(2,563)
GAAP Income Tax Expense	$ 953	$ 1,567

(1) Reflects the valuation allowance assessed against the deferred tax asset established as part of the Company's initial public offering and subsequent unit conversions.

Details of the non-controlling interests in the operations of the Company's operating company and consolidated subsidiaries, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Non-Controlling Interests (unaudited)

($ thousands)

	Three Months Ended					
	September 30, 2012		June 30, 2012		September 30, 2011	
Operating Company Allocation[1]	$	7,523	$	6,508	$	7,811
Outside Interests of Investment Partnerships[2]		210		(116)		(714)
GAAP Net Income Attributable to Non-Controlling Interests	$	7,733	$	6,392	$	7,097

	Nine Months Ended			
	September 30, 2012		September 30, 2011	
Operating Company Allocation[1]	$	22,240	$	26,841
Outside Interests of Investment Partnerships[2]		563		(663)
GAAP Net Income Attributable to Non-Controlling Interests	$	22,803	$	26,178

(1) Reflects the change in the liability to the Company's selling and convering shareholders associated with the deferred tax asset generated by the Company's initial public offering and subsequent unit conversions.
(2) Represents the non-controlling interest allocation of the loss/(income) of the Company's consolidated investment partnerships to its external investors.

On October 17, 2012, the Company's Board of Directors approved a quarterly dividend of $0.03 per share of its Class A common stock to be declared on October 23, 2012. The following dates apply to the dividend:

Record Date: November 15, 2012

Payment Date: November 29, 2012

During the last twelve months, inclusive of the dividend noted above, the Company declared total dividends of $0.28 per share of its Class A common stock.

Third quarter 2012 Earnings Call Information

Pzena Investment Management, Inc. (NYSE: PZN) will hold a conference call to discuss the Company's financial results and outlook at 10:00 a.m. ET, Wednesday, October 24, 2012. The call will be open to the public.

Webcast Instructions: To gain access to the webcast, which will be "listen-only," go to the Events page in the Investor Relations area of the Company's website, www.pzena.com.

Teleconference Instructions: To gain access to the conference call via telephone, U.S./Canada callers should dial 800-435-1398; international callers should dial 617-614-4078. The conference ID number is 98609292.

Replay: The conference call will be available for replay through November 9, 2012, on the web using the information given above.

About Pzena Investment Management

Pzena Investment Management, LLC, the firm's operating company, is a value-oriented investment management firm. Founded in 1995, Pzena Investment Management has built a diverse, global client base. More firm and stock information is posted at www.pzena.com.

Forward-Looking Statements

This press release may contain, in addition to historical information, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company's current assumptions, expectations and projections about future events. Words like "believe," "anticipate," "intend," "estimate," "expect," "project," and similar expressions are used to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of the Company's management and involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Among the factors that could cause actual results to differ from those expressed or implied by a forward-looking statement are those described in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K, as filed with the SEC on March 14, 2012 and in the Company's Quarterly Reports on Form 10-Q as filed with the SEC. In light of these risks, uncertainties, assumptions, and factors, actual results could differ materially from those expressed or implied in the forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this release.

The Company is not under any obligation and does not intend to make publicly available any update or other revisions to any forward-looking statements to reflect circumstances existing after the date of this release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Contact: Lawrence Kohn, 212-355-1600 or kohn@pzena.com

PZENA INVESTMENT MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands)

	As of	
	September 30, 2012	December 31, 2011
	(unaudited)	
ASSETS		
Cash and Cash Equivalents	$ 38,130	$ 35,083
Restricted Cash	1,030	1,030
Due from Broker	3,744	457
Advisory Fees Receivable	14,586	14,717
Investments, at Fair Value	5,106	4,919
Prepaid Expenses and Other Assets	731	808
Deferred Tax Asset, Net of Valuation Allowance of $60,287 and $61,050, respectively	9,991	8,835
Property and Equipment, Net of Accumulated Depreciation of $2,649 and $2,516, respectively	755	829
TOTAL ASSETS	$ 74,073	$ 66,678
LIABILITIES AND EQUITY		
Liabilities:		
Accounts Payable and Accrued Expenses	$ 15,371	$ 6,062
Due to Broker	1,741	-
Liability to Selling and Converting Shareholders	11,710	11,218
Lease Liability	1,335	1,795
Deferred Compensation Liability	975	1,173
Other Liabilities	206	206
TOTAL LIABILITIES	31,338	20,454
Equity:		
Total Pzena Investment Management, Inc.'s Equity	14,462	13,937
Non-Controlling Interests	28,273	32,287
TOTAL EQUITY	42,735	46,224
TOTAL LIABILITIES AND EQUITY	$ 74,073	$ 66,678

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	2011	2012	2011
REVENUE	$ 18,861	$ 19,950	$ 56,968	$ 64,109
EXPENSES				
Compensation and Benefits Expense	7,689	7,727	23,874	24,375
General and Administrative Expense	1,764	1,969	5,383	5,972
TOTAL OPERATING EXPENSES	9,453	9,696	29,257	30,347
Operating Income	9,408	10,254	27,711	33,762
Other (Expense)	(1,239)	(1,160)	(1,071)	(3,004)
Income Before Taxes	8,169	9,094	26,640	30,758
Income Tax (Benefit)/Expense	(827)	1,500	953	1,567
Consolidated Net Income	8,996	7,594	25,687	29,191
Less: Net Income Attributable to Non-Controlling Interests	7,733	7,097	22,803	26,178
Net Income Attributable to Pzena Investment Management, Inc.	$ 1,263	$ 497	$ 2,884	$ 3,013
Earnings per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 1,263	$ 497	$ 2,884	$ 3,013
Basic Earnings per Share	$ 0.12	$ 0.05	$ 0.27	$ 0.31
Basic Weighted Average Shares Outstanding	10,780,603	10,013,573	10,640,878	9,770,068
Net Income for Diluted Earnings per Share	$ 5,562	$ 497	$ 15,594	$ 18,350
Diluted Earnings per Share	$ 0.09	$ 0.05	$ 0.24	$ 0.28
Diluted Weighted Average Shares Outstanding	65,404,610	10,013,573	65,382,457	65,011,182

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Non-GAAP Basis Three Months Ended September 30,		Non-GAAP Basis Nine Months Ended September 30,	
	2012	**2011**	**2012**	**2011**
REVENUE	$ 18,861	$ 19,950	$ 56,968	$ 64,109
EXPENSES				
Compensation and Benefits Expense	7,689	7,727	23,874	24,375
General and Administrative Expense	1,764	1,969	5,383	5,972
TOTAL OPERATING EXPENSES	9,453	9,696	29,257	30,347
Operating Income	9,408	10,254	27,711	33,762
Other Income/(Expense), Net of Outside Interests	235	(396)	708	(34)
Income Before Taxes and Operating Company Allocation	9,643	9,858	28,419	33,728
Unincorporated Business Tax Expense	594	596	1,778	2,062
Allocable Income	9,049	9,262	26,641	31,666
Operating Company Allocation	7,523	7,811	22,240	26,841
Income Before Corporate Income Taxes	1,526	1,451	4,401	4,825
Corporate Income Tax Expense	654	622	1,873	2,068
Non-GAAP Net Income	$ 872	$ 829	$ 2,528	$ 2,757
Tax Receivable Agreement Income, Net of Taxes	391	(332)	356	256
GAAP Net Income	$ 1,263	$ 497	$ 2,884	$ 3,013
Earnings Per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 872	$ 829	$ 2,528	$ 2,757
Basic Earnings per Share	$ 0.08	$ 0.08	$ 0.24	$ 0.28
Basic Weighted Average Shares Outstanding	10,780,603	10,013,573	10,640,878	9,770,068
Net Income for Diluted Earnings per Share	$ 5,171	$ 5,292	$ 15,238	$ 18,094
Diluted Earnings per Share	$ 0.08	$ 0.08	$ 0.23	$ 0.28
Diluted Weighted Average Shares Outstanding	65,404,610	64,910,014	65,382,457	65,011,182